Society Pass Incorporated

701 S. Carson Street, Suite 200

Carson City, NV 89701

February 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re: Society Pass Incorporated

Registration Statement on Form S-1, as amended

File No. 333-262177

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 3, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 9:00 a.m., Eastern Time, on Thursday, February 7, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,

By:	/s/ Dennis Nguyen
Name: Dennis Nguyen
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP